Exhibit 99.2

Approve • Disapprove Agenda: for the original agenda 0 0 I hereby appoint as my agent and authorize the power to excercise voting rights as regards to following matters. (Agent to be designated by Pixie Dust Technologies.) 1. To attend the Extraordinary General Meeting of Shareholders of Pixie Dust Technologies, Inc. to be held on December 23, 2024, and exercise my voting rights on the proposals listed on the right in accordance with my instructions ( indicated with a ʕ ). However , if I do not indicate my approval or disapproval of a proposal, or if a revised proposal is submitted to the original proposal, a carte blanche is given. 2. Appointment of Sub - Agent Date (YYYY/MM/DD): / / Power of Attorney Pixie Dust Technologies, Inc. Pixie Dust Technologies, Inc. Extraordinary General Meeting of Shareholders Attendance ticket When attending the meeting, please submit this vote at the receptiong at the venue without separating this part from the proxy form . Please ensure to submit this voting ticket only (and not the proxy part) and mail by post when you do not attend the meeting. Number of shares owned Address of shareholder : Name of shareholder in block letters : Number of voting rights Number of voting rights c u t seal